Treat as [redacted] Public

12014947

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 12 2012

SEC FILE NUMBER
8-49789

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Montgomery & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd., Suite 400
(No. and Street)

Santa Monica	CA	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elias Cervantes (310) 260-6933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse, Carlin & Van Trigt
(Name – *if individual, state last, first, middle name*)

100 Oceangate	Long Beach	CA	90802
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/11

OATH OR AFFIRMATION

I, Elias Cervantes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montgomery & Co., LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Finop

Title

Beth M. Aldrich, Notary Public

Notary Public

BETH M. ALDRICH
COMM. # 1841886
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. MAR. 26, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONTGOMERY & CO., LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

TABLE OF CONTENTS

HCVT CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE CARLIN & VAN TRIGT LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Montgomery & Co., LLC:

We have audited the accompanying statement of financial condition of Montgomery & Co., LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Montgomery & Co., LLC at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Holthouse Carlin & Van Trigt LLP

Long Beach, California
March 9, 2012

11444 W. Olympic Boulevard, 11th Floor, West Los Angeles, CA 90064 • 4550 E. Thousand Oaks Boulevard, Suite 100, Westlake Village, CA 91362
100 Oceangate, Suite 800, Long Beach, CA 90802 • 117 East Colorado Boulevard, 6th Floor, Pasadena, CA 91105
555 Anton Boulevard, Suite 700, Costa Mesa, CA 92626 • 15760 Ventura Boulevard, Suite 1700, Encino, CA 91436
400 W. Ventura Boulevard, Suite 250, Camarillo, CA 93010

MONTGOMERY & CO., LLC

(A DELAWARE LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Assets:		
Cash and cash equivalents	$	5,110,602
Restricted cash		684,250
Accounts receivable, net		381,522
Investments, at fair value (cost of $819,239)		2,363,000
Property, net		1,449,980
Prepayments and other assets		936,704
Total assets	$	10,926,058

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Bonus payable	$	2,605,000
Deferred rent		719,585
Accounts payable and accrued liabilities		744,791
Total liabilities		4,069,376
Commitments and contingencies		
Members' equity (deficit):		
Common		(520,956)
Class A members		(2,841,199)
Class B members		-
Class C members		-
Class D members		8,555,868
Class D-1 members		1,662,969
Total members' equity		6,856,682
Total liabilities and members' equity	$	10,926,058

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION

Montgomery & Co., LLC (the Company) is a limited liability company organized pursuant to Delaware Limited Liability Company Law. The Company was formed on July 15, 1996.

The Company is an investment bank focused on mergers and acquisitions and private placement advisory services for growth companies in the health care, information technology, communications and media industries.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (FINRA) and various state regulatory agencies.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company uses the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Presentation of Financial Statements

The Company does not present a classified statement of financial condition that presents short-term and long-term assets and liabilities. Management's expectation is that in the normal course of business, certain assets will benefit future periods of greater than twelve months and certain liabilities are payable later than twelve months after December 31, 2011.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts on deposit with major financial institutions and highly liquid investments with maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations on each customer's financial condition and senior management reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in the allowance for doubtful accounts. Allowance for doubtful accounts on accounts receivable balances for the year ended December 31, 2011 amounted to $50,881.

Bonus Payable

The Company records incentive compensation for its employees, which is unpaid at December 31, 2011, as bonus payable in the accompanying statement of financial condition. Accrued incentive compensation amounts are based on formulas established by, and discretionary decisions made by, the Company's compensation committee. All bonus payable amounts at December 31, 2011 are expected to be paid in 2012.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property

Property is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets, ranging from three to five years, or the lease term, whichever is longer. Expenditures for repairs and maintenance are charged to expense as incurred, while renewals and improvements are capitalized.

Useful lives by asset category are as follows:

Internally developed computer software	5 years
Computers and equipment	3-5 years
Furniture and fixtures	3-5 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Significant items subject to such estimates and assumptions include the valuation of investments in non-marketable securities, the accrual of incentive compensation and the allowance for doubtful accounts. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company's cash and cash equivalents are maintained in various bank accounts. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by the Federal Deposit Insurance Corporation. The Company believes that its credit risk is not significant.

As of December 31, 2011, two clients accounted for 10% or more of total accounts receivable with 34% and 21%, respectively.

Income Taxes

The Company is a limited liability company (LLC) treated as a partnership for federal and state income tax purposes and therefore does not incur federal income taxes at the company level. Instead, its earnings and losses are passed through to the members and included in the calculation of the individual members' tax liability.

However, because the Company is an LLC, it is subject to state fees based on its annual gross income. In addition, the Company is required to pay an $800 annual tax to the state of California for the right to conduct business in the state.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The Company has adopted the accounting topic generally accepted in the United States of America for income taxes, which provides guidance for how uncertain income tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are "more-likely-than-not" to be sustained upon examination by the applicable tax authority. The Company has determined that the application of the accounting topic for income taxes does not impact its operations. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2007.

Investment Valuation

Investments were stated at fair value as of December 31, 2011. Marketable securities are valued based on published price quotations for their last reported sales price. In making the valuation of its investments, the Company takes into account the cost of the investment to the Company, developments since the acquisition of the investment, the quoted prices of similar securities that are publicly traded, and other factors pertinent to the valuation of the investment.

Investments held by the Company which have an active public market are valued based on the closing day price on the exchange where they are publicly traded. For those investments held by the Company where there is no public market, the Company has relied on financial data and representations of the investee, on its own estimates, Black-Scholes option-pricing models, and on projections made by the investee as to the effect of future developments. Because of the uncertainty of valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the investment existed and the difference could be material.

Fair Value Measurement

The Company accounts for the fair value of its financial instruments in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosures* (ASC 820). Non-recurring, non-financial assets and liabilities are also accounted for under the provisions of ASC 820. In accordance with ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement (Continued)

Financial assets and liabilities recorded on the statement of financial condition at fair value are classified and disclosed in one of the following categories:

Level 1: Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an accessible and active market as of the measurement date. As required by ASC 820, the Company does not adjust the quoted price for these assets and liabilities, even in situations where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

Level 2: Financial assets and liabilities whose values are based on quoted prices in markets that are not active or whose values are based on pricing inputs that are both significant to the overall fair value measurement and observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. The selection of inputs and pricing techniques will typically require a significant amount of judgment and will involve assumptions about what a market participant would use to price the asset or liability.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Investments in securities	$ 259,831	$ -	$ 2,103,169	$ 2,363,000

The changes in investment amounts classified as Level 3 are as follows:

Balance at January 1, 2011	$ 750,002
Unrealized gains and losses, net	1,037,188
Acquisitions, purchases, and sales, net	393,462
Transfers out of Level 3, net	(77,483)
Balance at December 31, 2011	$ 2,103,169

The Company recognizes transfers between the Levels as of the beginning of the year. A transfer occurred between Level 3 and Level 1 as a result of changes in the availability of market observable inputs.

NOTE 3. TRANSACTIONS WITH RELATED PARTIES

Included in prepayments and other assets in the accompanying statement of financial condition is $427,977 of receivables due from related parties, of which $120,524 relates to management fees receivable from Montgomery MM Investment Partners, LLC and Montgomery Vantage, LLC, and $39,188, $46,851, and $53,691 due from Digital Coast Ventures Corp., Montgomery Manager, LLC, and Montgomery MM Manager, LLC, respectively, for rental and administrative fees. Also, of the $427,977 related party receivables, $57,386 relates to amounts due from MCO Class A Partner GP, LLC, MCO Class A Partner Holdings, LP, MCO Common Partner GP, LLC, MCO Common Partner Holdings, LP, Montgomery Insiders VMH Partnership, Montgomery MM Direct Investment Partners, Montgomery MM Investment Partners, LLC, Montgomery Vantage II, LLC, and Montgomery Vantage III, LLC for payment of taxes on the entities' behalf and for professional services provided. Additionally, $110,337 of the $427,977 receivable relates to amounts due from various members for payment of taxes on their behalf.

The Company is a general partner in a management company, Shah Management Partners, which is the general partner in the equity fund Shah Capital Partners. Some partners of Shah Capital Partners and Shah Management Partners are also Class D members of the Company.

NOTE 4. PROPERTY

Property consists of the following at December 31, 2011:

Computers and equipment	$ 633,367
Customer relationship management software	357,740
Furniture and fixtures	427,525
Leasehold improvements	3,663,742
	5,082,374
Less: accumulated depreciation and amortization	(3,632,394)
	$ 1,449,980

NOTE 5. DEFFERED RENT

The Company leases office facilities and equipment under various operating lease arrangements. These leases contain rent escalation clauses that require additional rental amounts in the later years of the lease term. Rent expense for leases with escalation clauses is recognized on a straight-line basis over the minimum lease term. The excess or deficit of rent expense recognized over rent paid is recorded as an increase or decrease to deferred rent in the accompanying statement of financial condition.

In connection with the lease agreement entered into by the Company on its San Francisco premises on January 5, 2005, the Company received a tenant leasehold improvement allowance in the amount $754,040, which was recorded as deferred rent and is being amortized on a straight-line basis over the lease term.

NOTE 5. DEFFERED RENT (Continued)

In addition, the Company renewed its Santa Monica, California office lease agreement on January 1, 2011. In connection with this agreement, the Company received a tenant leasehold improvement allowance in the amount of $158,818, which was recorded as deferred rent and is being amortized on a straight-line basis over the lease term.

NOTE 6. MEMBERS' EQUITY

Under the Eighth Amended and Restated Operating Agreement (the Operating Agreement) effective December 31, 2009, the Company issued the following membership unit classes: Common Units, Class A Units, Class B Units, Class C Units, Class D Units and Class D-1 Units. Common Units and Class A Units have been issued to employee members of the Company. The Class B, Class C, Class D and Class D-1 Units have been issued to certain nonemployee institutional investors. The amount and type of units outstanding, distribution preferences, redemption provision, and voting rights for each class of member are subject to provisions of the Operating Agreement.

During 2010, the Company granted 27.375 Class A member units to certain employees of the Company. The Class A member units outstanding, distribution preferences, redemption provision, vesting period and voting rights for each member are governed by the Restricted Unit Award Agreements, and are subject to provisions of the Operating Agreement. The awards vest over a four year period and 6.0625 units have vested as of December 31, 2011. The fair value of the awards as determined by the Company's Board of Managers was zero based upon the facts and circumstances available as of the grant dates.

During 2011, the Company distributed to certain employees of the Company a portion of their Class A units, in connection with certain Repurchase Agreements entered into by the Company, MCO Class A Partner Holdings, LP, Class A member, and such employees. Immediately after the distribution of the Class A member units to the employees, such units were acquired by the Company for cash in the amount of $299,260.

Similarly, in accordance with the Operating Agreement, the effect of redeeming the Class A membership units, which was a credit of approximately $299,260 to those members, has been charged to the Class D and Class D-1 members.

NOTE 7. COMMITMENTS

At December 31, 2011, the Company was obligated under non-cancelable operating leases for office spaces, through March 2016 which contain escalation clauses.

NOTE 7. COMMITMENTS (Continued)

The aggregate future minimum rental commitments under the operating leases are as follows:

	Cash Payments	Straight-Line Rent Expense	Deferred Rent
2012	$ 1,034,941	$ 983,157	$ 51,784
2013	1,055,236	983,157	72,079
2014	1,076,342	983,157	93,185
2015	834,495	745,740	88,755
2016	148,382	127,081	21,301
	$ 4,149,396	$ 3,822,292	327,104
		Tenant Improvements	392,481
		Deferred rent as of December 31, 2011	$ 719,585

The Company's policy is to record tenant improvement allowances received as deferred rent and amortize them as a reduction to rent expense over the lease term.

During the fiscal year ended December 31, 2011, the Company subleased space to various tenants at its San Francisco, California office through June 2015.

The following is a summary of future minimum sublease income to be received subsequent to December 31, 2011:

2012	$ 251,600
2013	251,600
2014	251,600
2015	125,800
Total	$ 880,600

In addition to base rent, the Company pays common area maintenance, insurance, and other expenses.

For its San Francisco, California and Santa Monica, California offices, the Company delivered letters of credit to the landlords in the amounts of $87,932 and $300,000, respectively. No amounts have been used against the letters of credit as of December 31, 2011. The Company maintains a restricted cash deposit of $406,497 to secure the letters of credit on the leases. This amount is included in restricted cash in the accompanying statement of financial condition.

During 2011, the Company's New York City, New York office lease expired along with the related letter of credit in the amount of $184,000. As a result, restrictions on cash on deposit to secure this letter of credit in the amount of $185,084 were removed.

NOTE 7. COMMITMENTS (Continued)

On August 1, 2011, the Company amended its $250,000 revolving line-of-credit agreement with a bank to extend the availability period to August 1, 2012. The Company maintains a restricted cash deposit of $277,753 as collateral for the line-of-credit. Each draw bears interest at the prime rate plus 0.5% annually. The Company pays an annual unused commitment fee of 0.375%, payable quarterly in arrears. No amounts are outstanding on the revolving line-of-credit as of December 31, 2011. Effective January 10, 2012, the Company terminated its $250,000 line-of-credit agreement. As a result, restrictions on cash previously held as collateral were removed (see note 10).

The Company has entered into partnership agreements with related parties, Montgomery Manager, LLC and Montgomery MM Manager, LLC, and has committed to fund capital to these partnerships in the amounts of $104,214 and $82,386, respectively. As of December 31, 2011, $93,672 has been funded to Montgomery Manager, LLC and $43,421 has been funded to Montgomery MM Manager, LLC. Outstanding commitments of $10,542 and $38,965 may be called by the partnerships as outlined in their respective operating agreements.

NOTE 8. INDEMNIFICATION ARRANGEMENTS

The Company's Operating Agreement obligates the Company to indemnify Members from, and against, any and all losses they incur in connection with the Company, its properties, business or affairs. This indemnity does not extend to any conduct which constitutes recklessness, willful misconduct or gross negligence as determined by a court of competent jurisdiction following the expiration of all appeals. The Company has never had and is not currently aware of any facts that would give rise to a claim for indemnification under the Operating Agreement and such possible claims are considered remote.

NOTE 9. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1.

Summarized net capital information for the Company at December 31, 2011, is as follows:

Net capital (see Schedule I)	$ 1,290,151
Required net capital	(223,321)
Excess net capital	$ 1,066,830
Ratio of aggregate indebtedness to net capital	2.60 to 1

NOTE 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred from December 31, 2011 through March 9, 2012, which is the date that the financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements, except as discussed in Note 7.

MONTGOMERY & CO., LLC

(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2011

MONTGOMERY & CO., LLC

(A DELAWARE LIMITED LIABILITY COMPANY)
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM ON APPLYING
AGREED UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT
RECONCILIATION REQUIRED BY SEC RULE 17A-5
FOR THE YEAR ENDED DECEMBER 31, 2011

HCVT CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE CARLIN & VAN TRIGT LLP

MONTGOMERY & CO., LLC

(A DELAWARE LIMITED LIABILITY COMPANY)
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM ON APPLYING
AGREED UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT
RECONCILIATION REQUIRED BY SEC RULE 17A-5
FOR THE YEAR ENDED DECEMBER 31, 2011

HCVT CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE CARLIN & VAN TRIGT LLP

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation Required by SEC Rule 17a-5

To the Members of
Montgomery & Co., LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Montgomery & Co., LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records to the Company's general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 of the Company for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Reviewed Form SIPC-7 noting no adjustments were reported on the FOCUS reports made;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related general ledger and FOCUS reports noting no differences; and

5. Reviewed Form SIPC-7 noting no overpayment was applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Holthouse Carlin & Van Trigt LLP

Long Beach, California
March 9, 2012

MONTGOMERY & CO., LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7	$ 18,037,417
General Assessments at .0025	45,094
Payment Remitted with Form SIPC-6	31,790
Amount Due with Form SIPC-7	$ 13,304

Collection agent: Securities Investor Protection Corporation